NEWS RELEASE 08-02	January 9, 2008

ENCOURAGING COPPER-GOLD INTERVALS INTERSECTED AT YUKON PROJECT

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that two widely spaced drill holes from the Company’s Hoover property in the Yukon have returned the highest grade intervals of copper-gold mineralization intersected to date.

Combined with Fronteer’s previously announced intersections and historical drilling, the new results suggest Hoover not only hosts high grade copper-gold mineralization, but has significant tonnage potential and may form an important deposit component in this promising mineral district.

New drilling highlights include:

  1.84% copper and 0.53 grams per tonne gold over 17.3 metres, in HV07-27.

  0.56% copper and 0.16 gram per tonne gold over 45.5 metres in HV07-27.

  1.20% copper and 0.48 grams per tonne gold over 7.9 metres, in HV07-26.

Hoover is part of Fronteer’s 400-sq-km land package in the Wernecke Mountains of Canada’s north-central Yukon Territory. Fronteer’s exploration efforts have focused on the growing similarities in styles of copper-gold-uranium mineralization between this underexplored part of Canada and the Olympic Dam district of South Australia.

Final drill results for Hoover’s 2007 exploration program are as follows:

2007 Hoover drill results
Interval	Hole_ID	From (m)	To (m)	Interval (m)	Au (ppm)	Cu (%)
	HV07-26	276.7	327.2	50.5	0.07	0.24
Including	HV07-26	319.3	327.2	7.9	0.48	1.20
	HV07-27	19.5	65.0	45.5	0.16	0.56
including	HV07-27	23.6	26.4	2.8	0.30	1.17
Including	HV07-27	51.0	59.0	8.0	0.27	1.21
	HV07-27	204.7	222.0	17.3	0.53	1.84
Previously announced 2007 results
	HV07-19	58.8	61	2.2	0.07	0.20
	HV07-19	214.8	238	23.2	0.21	0.39
	HV07-19	264.6	313	48.4	0.12	0.28
	HV07-20	NSA
	HV07-21	119.0	135.4	16.4	0.22	0.86
	HV07-21	191.0	214.2	23.2	0.05	0.41
	HV07-21	273.4	350	76.6	0.11	0.23
	HV07-22	79.7	168.2	88.5	0.11	0.55
	HV07-23	NSA
	HV07-24	NSA
	HV07-25	170	254	84	0.08	0.12
including	HV07-25	218	227	9	0.03	0.17
	HV07-25	347	365	18	0.12	0.15

*Note: The true width of the mineralized zones is estimated to be approximately 75% of those stated. HV07-26 stopped in mineralized zone owing to drill repair.

Mineralization at Hoover has been intersected in 11 widely spaced drill holes. Hoover remains open for further expansion to the north and south and at depth. Anomalous copper geochemistry has also been detected as far as 800m to the south along strike from the most southerly drill hole, as well as westward from known mineralization.

For a comprehensive table listing all Hoover drill results, including historical drilling, please use the following link: www.fronteergroup.com/i/IR/HooverDrillResults.pdf

For a map showing the distribution of all drilling and MMI soil geochemistry at Hoover, please use the following link: www.fronteergroup.com/i/IR/HooverMap.jpg

The Wernecke exploration program is operated by Fronteer, and funded pro-rata by the Company (80%) and its joint venture partner Rimfire Minerals Corp (20%). Further 2007 drill results from additional properties in the Wernecke Mountains are pending.

Assay results have been prepared under the guidance of David Kuran, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Assays were completed with uranium determinations by ME-MS-61 ICP geochemical analysis with samples returning over 1000 ppm U were then analyzed by U-XRF-10 analysis.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.